Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

April 21, 2023

Re:	Trust for Advised Portfolios (the “Trust”)
File Nos.: 333-108394 and 811-21422
1919 Socially Responsive Balanced Fund
1919 Variable Socially Responsive Balanced Fund
Dear Ms. Rowland:
This correspondence is being filed in response to comments provided on April 4, 2023, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 263 to its registration statement on Form N-1A. PEA No. 263 was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 17, 2023 to reflect revisions to the investment strategies disclosure of the 1919 Socially Responsive Balanced Fund and the 1919 Variable Socially Responsive Balanced Fund, each a series of the Trust (each, a “Fund,” and together the “Funds”).
For your convenience, Staff comments have been reproduced in bold typeface followed by the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the PEA.
1919 Socially Responsive Balanced Fund Prospectus
Comment 1: With respect to the lead paragraph in the section “Fees and Expenses of the Socially Responsive Balanced Fund,” please bold the second sentence, “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example below.”
Response: The Trust has made the requested change.
Comment 2. In the “Annual Fund Operating Expenses” table, footnote 2 states “Expenses are based on estimated amounts for the current fiscal year.” Expenses should be restated from last year rather than estimated as this is not a “new fund.” Please see Instruction 3(d) to Item 3 of Form N-1A. In addition, footnote 2 should be attached to the “Other expenses” row, rather than the Class FI and Class R headings.
Response: The Trust respectfully declines to make the requested changes. Footnote 2 accompanies the Class FI and Class R column headers of the Annual Fund Operating Expenses table. Neither class currently is being offered nor did it have any assets as of the end of the last fiscal year. Consequently, there are no “other expenses” to restate. The Trust, therefore, believes it is more appropriate to estimate “other expenses” for these classes in the same manner as a “new fund” would estimate its “other expenses.” See Instruction 6(a) to Item 3 of Form N-1A (dealing with “new funds”). To provide shareholders with more context, the Trust has revised footnote 2 to read as follows:

Because neither Class FI nor Class R shares had any operating results to report as of the Fund’s fiscal year ended December 31, 2022, “Other expenses” are based on estimated amounts for the current fiscal year.
Comment 3. Each Fund’s name includes the term “Socially Responsive.” The Staff believes this phrase suggests the type of investments in which the Funds will invest and, therefore, the Funds must comply with Rule 35d-1 under the Investment Company Act of 1940 (the “Names Rule”). Each Fund should include an 80% investment policy with regard to socially responsive investments and disclose a reasonable definition of what “socially responsive” means.
Response: The Trust respectfully declines to include an 80% policy with respect to each Fund’s investments in socially responsive companies. The Trust notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Commission stated in the adopting release that the Names Rule does not apply to a fund name that connotes a type of investment strategy. Moreover, in a set of "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," the Staff further distinguished certain terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require an 80% investment policy pursuant to the Names Rule.1 The Trust believes the term “socially responsive” in each Fund’s name does not identify a type of investment or industry, but rather indicates that the Fund employs an investment strategy that seeks to identify companies that offer both attractive investment opportunities and demonstrate an awareness of their impact on the society in which they operate. Accordingly, the Trust does not believe it is required to include an 80% policy with respect to the Fund’s investments in companies that demonstrate an awareness of their impact on the society in which they operate. The Trust further notes that a number of other funds include ESG or similar terms in their names and do not have 80% policies in their prospectuses relating to their ESG strategy.
Comment 4. With respect to the types of fixed income securities in which the Fund invests, the first sentence of the first paragraph of the “Principal Investment Strategies” section states, “…primarily investment grade and may be of any maturity.” Please add, if applicable, the criteria as to duration.
Response: The Trust has added that the fixed income securities may be of any duration.
Comment 5. We note that a statement regarding the extent of possible investment in foreign securities is included in the Item 9 principal investment strategy section. Please also include that statement in the Item 4 principal investment strategy section.
Response: The Fund has added the statement to the Item 4 principal investment strategy section as requested.
Comment 6. If the Fund’s foreign investments may be denominated in a foreign currency, please disclose such fact and include currency as a principal risk.
Response: The Trust confirms that the Fund’s foreign investments are not denominated in foreign currency.
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1 The Trust acknowledges that the Commission has proposed, but not yet adopted, amendments to the Names Rule that would expand the scope of fund names subject to the 80% investment policy requirement. Investment Company Names, SEC Rel. No. IC-34593 (May 25, 2022).

Comment 7: The last sentence of the first paragraph of the “Principal Investment Strategies” section states that the “Fund emphasizes companies that offer both attractive investment opportunities and demonstrate an awareness of their impact on the society in which they operate.” Please revise this disclosure to explain the specific socially responsive criteria the Fund will use to evaluate the investments that are “socially responsive.” The current disclosure does not sufficiently explain how the Fund evaluates potential portfolio investments.
Response: The Trust has added the socially responsive criteria, as outlined in the Item 9 section, to the Item 4 section.
Comment 8. Please expand the second paragraph of the “Principal Investment Strategies” section to describe the Fund’s due diligence practices in applying screening criteria to portfolio companies. For example, does the Fund perform its own independent review of issuers or does it rely on third-party data? In addition, explain (i) whether the Fund’s socially responsive criteria are applied to every investment the Fund makes or to only some of the investments, and (ii) whether ESG is the exclusive factor considered in making investments or if ESG is one of several factors considered. The Fund should include a summary of these criteria and the methodology in the Item 4 section, with a more detailed disclosure in the Item 9 section.
Response: The Trust has added the requested disclosure.
Comment 9. The penultimate sentence of the second paragraph of the “Principal Investment Strategies” section states that the Fund will use its “best efforts to assess a company’s environmental and social performance.” Please summarize in the Item 4 section, and explain in more detail in the Item 9 section, how the “best efforts” assessment and related monitoring will work.
Response: The Trust has added the requested disclosure.
Comment 10. The third paragraph of the “Principal Investment Strategies” section lists the “socially responsive” factors considered by the Fund. In the Item 9 section, please add details regarding the specifics of these factors.
Response: The Trust has added the requested disclosure.
Comment 11. With respect to the “socially responsive” factors listed, for the screens that the Fund applies when assessing each of these factors, please disclose whether the Fund will exclude certain ESG companies or use a combination of inclusionary and exclusionary screens.
Response: The Trust has added the requested disclosure.
Comment 12. The last sentence of the “Principal Investment Strategies” section, which refers to the Fund holding cash, should be deleted because holding cash is not a principal investment strategy.
Response: The Trust has made the requested deletion.
Comment 13. Please order the Fund’s principal risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Trust respectfully declines to reorder the Fund’s principal risks. The Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. Additionally, the Trust believes that the Fund’s risk disclosures (i) are tailored appropriately to the risks of the Fund and are not overly lengthy or technical, and (ii) are not obscured or constructed in a manner that could render them misleading.
Although the Trust respectfully declines to reorder the Fund’s principal risks, the Trust has added the following disclosure to the first paragraph under “Principal Investment Risks” in the Fund’s summary section, with similar language added in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of its order: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’ of investing in the Fund, regardless of the order in which it appears.”
Comment 14. Please explain why “Cash management risk” is a principal risk or, alternatively, delete this risk.
Response: The Trust has deleted “Cash management risk” from the Fund’s principal risks.
Comment 15. Regarding “Mortgage-Backed Securities and other Asset-Backed Securities risk,” if the Fund will invest in residential mortgage-backed securities, please include sub-prime risk within this risk disclosure or add a sub-risk factor for sub-prime risk.
Response: The Trust has added the requested disclosure.
Comment 16. The “Market risk” disclosure includes a reference to interest rate levels. Please address and disclose the current environment of rising interest rates and the effect on the Fund.
Response: The Trust has added the requested disclosure.
There is also a risk that policy changes by the U.S. Government and/or Federal Reserve, such as increasing interest rates, could cause increased volatility in financial markets and higher levels of redemptions from the Fund, which could have a negative impact on the Fund.
Comment 17. Regarding “Socially responsive criteria risk,” if the Fund uses any third-party data providers in assessing the criteria, consider whether it would be appropriate to add risk disclosure regarding third-party data providers. As an example, the data can vary across data providers or across industries.
Response: The Trust has added the requested disclosure to the risk factor.
“Socially responsive information from third-party data providers may be incomplete, inaccurate, or unavailable, which could cause the Adviser to incorrectly assess a company’s socially responsive characteristics. Additionally, the third-party data providers may differ in the data they provide for a given company or industry, and such data may only take into account one of many socially responsive characteristics of a company.”
Comment 18. Please delete the sentence, “These risks are discussed in more detail later in this Prospectus or in the SAI.”
Response: The Trust has made the requested deletion.
Comment 19. Please carry through all applicable changes made to disclosures in the Item 4 section to the corresponding disclosures in the Item 9 section.
Response: The Trust confirms that it has made corresponding revisions.
Comment 20: The last sentence of the first paragraph of the “Investment Objectives, Investment Strategies and Principal Risks” section references “green bonds.” Describe how the Fund will determine whether bonds are “green bonds” (for example, through ratings, third-party providers or other means) If there are minimum ratings that would apply, please so state.
Response: The Trust has added the requested disclosure.
Comment 21. Further regarding “green bonds,” clarify how “strongly consider” translates into the Fund’s investment selection process. In doing so, please incorporate criteria and methodology.
Response: The Trust has added the requested disclosure.
Comment 22. Regarding equity investments, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), consider what, if any, disclosure is appropriate. If CoCos are or will be a principal type of investment, provide a description and provide appropriate risk disclosure in the Item 4 and Item 9 sections.

Response: The Trust confirms that the Fund will not invest in CoCos.
Comment 23. With respect to the statement that the Fund will take a “core approach” to equity investments, please clarify what is a “core approach” and be more specific how the listed criteria are used in conjunction with socially responsive criteria.
Response: The Trust has added the requested disclosure.
Comment 24. In the “Investment Objectives, Investment Strategies and Principal Risks” section, please add detailed disclosure regarding how the Adviser selects investments for the Fund’s portfolio, and how the Adviser determines when to sell portfolio investments. Please also add a summary version of this disclosure to the Item 4 section.
Response: The Trust has added the requested disclosure.
Comment 25. The disclosure regarding fixed income securities references a “floating rate of interest.” Please add LIBOR risk to the Fund’s principal risks, if applicable.
Response: The Trust notes that LIBOR risk is not a principal risk.
Comment 26. Further regarding the fixed income securities disclosure, the second bullet references “fundamental analysis to determine the relative value of bond issues.” Please explain “fundamental analysis.”
Response: The Trust has added the requested disclosure.
Comment 27. Please consider moving the “Selection process” subsection further up in the Item 9 section and include how the Fund implements its 80% policy.
Response: The Trust has moved the disclosure toward the beginning of the Item 9 section. As stated above, the Trust believes that Rule 35d-1 does not apply and, therefore, the Fund is not required to adopt an 80% policy; therefore, the requested disclosure has not been added.
Comment 28. Further regarding the “Selection process” subsection, please ensure that a summary of this disclosure is included in the Item 4 section and that the disclosure in the Item 9 section provides greater detail about ESG selection and methodology.
Response: The Trust has made the requested revisions.
Comment 29. The last sentence of the first paragraph of the “Selection process” subsection states that the “…Fund is designed to consider both financial and social criteria in all of its investments decisions.” Please describe how these factors are weighted. For example, if there is a scoring system, how does it work? Also, please discuss in more detail the interaction between fundamental criteria and socially responsive criteria. For example, if an investment scores poorly on socially responsive criteria, can the investment still be made?
Response: The Trust has added the requested disclosure.
Comment 30. Please add disclosure describing how the Fund’s portfolio managers determine when to sell portfolio investments, and disclose whether there are minimum ESG ratings that would trigger a sale.
Response: The Trust has added the requested disclosure.
Comment 31. The “Market risk” disclosure in the Item 9 section states “The Federal Reserve recently concluded its market support activities and began to raise interest rates.” Please replace “The Federal Reserve recently concluded…” with “Starting in 2022 the Federal Reserve concluded...”
Response: The Trust has made the requested revision.
1919 Socially Responsive Balanced Fund Statement of Additional Information (“SAI”)

Comment 32. Please revise each instance of “each Fund” to “the Fund” in “The Trust” section.
Response: The Trust notes that when effective the statutory prospectus is inclusive of three mutual funds.
Comment 33. In the “Investment Objective and Principal Investment Strategies” section, add the Names Rule 80% ESG policy and state that the 80% policy cannot be changed without 60 days’ prior written notice to shareholders.
Response: As stated above, the Trust believes that Rule 35d-1 does not apply. Consequently, the requested change has not been made.
Comment 34. With respect to disclosure in the second paragraph of the “Investment Objective and Principal Investment Strategies” section, please update the target percentages to conform to the Names Rule 80% ESG policy.
Response: Please see the Trust’s responses to Comment 3 and Comment 33 above.
Comment 35. With respect to the bullet point list of socially responsive factors in the “Socially Responsive Criteria” subsection, note that these are the types of factors that should be discussed in the Fund’s principal investment strategies in the Prospectus.
Response: The Trust has noted these factors in making revisions to the Fund’s principal investment strategies.
Comment 36. With respect to the “Investment in Other Investment Company Securities” subsection, if investing in ETFs and/or closed-end funds is a principal strategy of the Fund, please add disclosure to the Item 4 and Item 9 sections of the Prospectus, including appropriate risk disclosure, and add acquired fund fees and expenses in the fee table.
Response: The Trust notes that investments in ETFs and closed-end funds is not a principal investment strategy.
Comment 37. Consider updating the “Europe—Recent Events” disclosure.
Response: The Trust has made the requested revisions.
Comment 38. Regarding the “Reverse Repurchase Agreements” subsection, the language “and have the characteristics of borrowings” should be revised to “and are considered borrowings.”
Response: The Trust has made the requested revision.
Comment 39. With respect to the narrative disclosure following the list of Fundamental Investment Policies, there is a sentence regarding the Fund’s concentration policy that states, “The policy also will be interpreted to permit investment without limitation in…securities of the U.S. government...and repurchase agreements collateralized by any such obligations.” Please add that for purposes of the Fund’s concentration limitations, municipal securities backed principally by the assets and revenues of a non-governmental user, such as an industrial corporation or a privately owned or operated hospital, are not subject to this exception.
Response: The Trust has added the requested disclosure.
Comment 40. In the narrative explanation concerning the Fund’s concentration policy, delete the reference to “securities of foreign governments.” The SEC staff takes the view that a foreign government is an industry for concentration purposes.
Response: The Trust has made the requested revision.
Comment 41. Regarding the discussion of determinations of fair value, has the Board made the Adviser the “valuation designee”? Please address.
Response: The Trust has revised the applicable disclosure to state that the Board has made the Adviser the valuation designee, and to make related changes to conform to Rule 2a-5 under the 1940 Act.

Comment 42. Please ensure all comments are carried forward to both Funds, as applicable.
Response: The Trust has made the requested revisions.
1919 Variable Socially Responsive Balanced Fund Prospectus
Comment 43. In the last sentence of footnote 1 to the Fees and Expenses table, please add “after the recaptured amount is taken into consideration” after “In no case will 1919ic recapture any amount that would result…”
Response: The Trust has made the requested revision.
Comment 44. The second paragraph of the “Investment Objectives, Investment Strategies, and Related Principal Risks” section references a 30% investment in fixed income securities. Please reconcile with the disclosure in the Item 4 section that references a 25% investment in fixed income securities.
Response: The Trust notes that the two references are not inconsistent as the sentence in the Item 4 section refers to a minimum percentage and the sentence in the Item 9 section refers to a target percentage above the minimum. The Trust, however, has added disclosure to the Item 9 section to state that the Fund will invest at least 25% in fixed income securities.
Comment 45. Please update the reference to the most recent discussion of the Board’s renewal of the investment advisory agreement.
Response: The Trust has made the requested revision.
Comment 46. In the “Expense Limitation” section discussion of recoupment, please refer to Comment 43 regarding additional language to be added.
Response: The Trust has added the requested disclosure throughout the registration statement.
Comment 47. Regarding the “Reverse Repurchase Agreements” subsection, the language “and have the characteristics of borrowings” should be revised to “and are considered borrowings.”
Response: The Trust has made the requested revision.
1919 Variable Socially Responsive Balanced Fund SAI
Comment 48. The “Reverse Repurchase Agreement” subsection has a reference to “Western Asset.” Please explain why that is included.
Response: The Trust confirms that the reference was inadvertently included and has been removed.
Comment 49. The “Reverse Repurchase Agreement” subsection states, “The Fund’s custodian bank will maintain a separate account...” Is this still applicable under Rule 18f-4 under the 1940 Act?
Response: The Trust has removed the disclosure regarding maintenance of separate accounts and updated the applicable disclosures to conform to Rule 18f-4.
Comment 50. Under the “Securities Lending” subsection, with regard to the reference to “equivalent securities,” please state “U.S. government securities” instead of just “securities.”
Response: The Trust has made the requested revision.
Comment 51. There is a reference to a “segregated account” in the “Securities Lending” subsection that may no longer be applicable. Please ensure that all disclosure and, in particular, all derivatives disclosure, complies with Rule 18f-4.
Response: The Trust has made the requested revisions.

Comment 52. The “Derivatives” section states, “These and other requirements apply unless the Fund qualifies as a “limited derivatives user...” If the Fund is a limited derivatives user, please so state. If not, please tailor this disclosure to the Fund.
Response: The Trust has made the requested revision.
Comment 53. If the Fund will be complying with Rule 18f-4, delete the clause “which could adversely affect investors” as Rule 18f-4 applies to all funds.
Response: The Trust has made the requested revision.
Comment 54. With respect to the disclosure regarding futures contracts, please ensure that the disclosure complies with Rule 18f-4 and consider if this and other derivatives disclosure is necessary given the Fund’s investment strategy.
Response: The Trust notes that investments in futures are not a principal investment strategy of the Fund and that the Fund may invest in futures as a non-principal investment strategy; therefore, it is appropriate to include disclosure about futures in the SAI.
Comment 55. Please update all derivatives disclosure to comply with Rule 18f-4.
Response: The Trust has made the requested revisions.
Comment 56. With regard to the parenthetical in fundamental investment policy number 7 that states “(except that the Fund may invest without limitation in obligations issued by banks)”, please add an explanation that “obligations issued by banks” means bank deposit instruments.
Response: The Trust has added the requested explanation.
Comment 57. With regard to the narrative discussion about real estate in the “Fundamental Investment Policies” section, replace “illiquid securities” with “illiquid investments.”
Response: The Trust has made the requested revision.
Comment 58. With regard to the narrative discussion regarding concentration in the “Fundamental Investment Policies” section, replace “SEC Staff” with “SEC.”
Response: The Trust has made the requested revision.
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Scott Resnick
Scott Resnick
Secretary
Trust for Advised Portfolios